UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File number
000-23248
CUSIP Number
82661L101

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: April 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SIGMATRON INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

2201 Landmeier Road

Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

SigmaTron International, Inc. (the “Company”) is presently engaged in negotiations with the lenders under its credit agreements, each dated as of July 18, 2022 (as amended, restated or other modified from time to time “Credit Agreements”), regarding new amendments (the “Amendments”) to the Credit Agreements. The Amendments, if completed, will require the Company to make material updates to the disclosures in its Annual Report on Form 10-K (the “Form 10-K”) for the year ended April 30, 2024, including in the Company’s audited financial statements. As a result, the Company requires additional time to finalize the terms of the Amendments and complete its year-end close procedures in light of the Amendments. The Company’s management team is working diligently to finalize the terms of the Amendments and therefore, cannot prepare and finalize the required material updates in connection with the Amendments necessary for filing the Form 10-K without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James Reiman	847	956-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ANNEX A

The Company estimates that its results from continuing operations for fiscal year ended April 30, 2024, as reflected in its consolidated statements of operations to be included in its Annual Report on Form 10-K for the fiscal year ended April 30, 2024, will reflect the following changes as compared to the fiscal year ended April 30, 2023:

For the fiscal year ended April 30, 2024, the Company expects to report a decrease in revenues of approximately $35 million, to $380 million, as compared to $415 million for fiscal year ended April 30, 2023. For the fiscal year ended April 30, 2024, the Company expects to report a net loss from continuing operations of approximately $2.5 million, compared to net income of approximately $14 million for the fiscal year ended April 30, 2023.

Also, for the fiscal year ended April 30, 2024, the Company expects to report net loss per share from continuing operations – basic and diluted – of $(0.41) compared to net income per share – basic and diluted – of $2.34 for the fiscal year ended April 30, 2023.

These figures represent the Company’s preliminary estimates of certain financial results for the fiscal year ended April 30, 2024 based on currently available information. The Company has not yet finalized its consolidated financial statement results for this period. The Company’s actual results remain subject to the completion of its year-end closing process, which includes final review by management and the Company’s board of directors, including the audit committee. While carrying out such procedures, the Company may identify items that require it to make adjustments to the preliminary estimates of its results set forth herein. As a result, the Company’s actual results could be different from those set forth herein and the differences could be material.

The preliminary estimates of the Company’s results included herein have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent registered public accounting firm has not audited, reviewed or compiled such preliminary estimates of the Company’s results. Accordingly, BDO USA, P.C. expresses no opinion or any other form of assurance with respect thereto.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to its financial statements and results of operations to be included in the Form 10-K once filed.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the timing for finalizing the terms of the Amendments and completing the Company’s year-end close procedures in light of the Amendments; the discovery of additional information relevant to the internal review; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal review and the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 10-K will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

SigmaTron International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 30, 2024	By:	/s/ James Reiman
James Reiman
Chief Financial Officer